Filed pursuant to Rule 433

Issuer Free Writing Prospectus, dated June 5, 2019

Supplementing the Preliminary Prospectus Supplement, dated June 5, 2019

Registration No. 333-226709

HCA Inc.

$2,000,000,000 4 1/8% Senior Secured Notes due 2029 (the “2029 notes”)

$1,000,000,000 5 1/8% Senior Secured Notes due 2039 (the “2039 notes”)

$2,000,000,000 5 1/4% Senior Secured Notes due 2049 (the “2049 notes”)

(collectively, the “notes”)

Pricing Supplement

Pricing Supplement dated June 5, 2019 to HCA Inc.’s Preliminary Prospectus Supplement dated June 5, 2019. This Pricing Supplement is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Financial information presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by changes described herein. Capitalized terms used in this Pricing Supplement but not defined have the meanings given them in the Preliminary Prospectus Supplement.

Terms Applicable to the 2029 notes

Issuer	HCA Inc.

Aggregate Principal Amount	$2,000,000,000

Title of Security	4 1/8% Senior Secured Notes due 2029

Maturity Date	June 15, 2029

Spread to Treasury	205 basis points

Benchmark Treasury	UST 2.375% due May 15, 2029

Benchmark Treasury Price & Yield	102-04 / 2.137%

Coupon	4 1/8%

Public Offering Price	99.497% plus accrued interest, if any, from June 12, 2019

Yield to Maturity	4.187%

Interest Payment Dates	June 15 and December 15 of each year, beginning on December 15, 2019

Record Dates	June 1 and December 1 of each year

Gross Proceeds	$1,989,940,000

Net Proceeds to Issuer before Expenses	$1,976,940,000

CUSIP/ISIN Numbers	CUSIP: 404119 BX6 ISIN: US404119BX69

Optional Redemption

Prior to March 15, 2029, the 2029 notes will be redeemable, at our option, at any time in whole or from time to time in part, at a redemption, or “make-whole,” price equal to the greater of:

(i) 100% of the aggregate principal amount of the 2029 notes to be redeemed, and

(ii)  an amount equal to the sum of the present value of (a) the payment on March 15, 2029 of principal of the 2029 notes to be redeemed and (b) the payment of the remaining scheduled payments through March 15, 2029 of interest on the 2029 notes to be redeemed (excluding accrued and unpaid interest to the redemption date and subject to the right of Holders on the relevant record date to receive interest due on the relevant interest payment date) discounted from their scheduled date of payment to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) using a discount rate equal to the Treasury Rate plus 35 basis points plus, in each of (i) and (ii) above, accrued and unpaid interest, if any, to such redemption date.

On and after March 15, 2029, the 2029 notes will be redeemable, at our option, at any time in whole or from time to time in part, at a redemption price equal to 100% of the principal amount of such 2029 notes plus accrued and unpaid interest, if any, to such redemption date.

Terms Applicable to the 2039 notes

Issuer	HCA Inc.

Aggregate Principal Amount	$1,000,000,000

Title of Security	5 1/8% Senior Secured Notes due 2039

Maturity Date	June 15, 2039

Spread to Treasury	255 basis points

Benchmark Treasury	UST 3.000% due February 15, 2049

Benchmark Treasury Price & Yield	107-05+ / 2.649%

Coupon	5 1/8%

Public Offering Price	99.086% plus accrued interest, if any, from June 12, 2019

Yield to Maturity	5.199%

Interest Payment Dates	June 15 and December 15 of each year, beginning on December 15, 2019

Record Dates	June 1 and December 1 of each year

Gross Proceeds	$990,860,000

Net Proceeds to Issuer before Expenses	$982,110,000

CUSIP/ISIN Numbers	CUSIP: 404119 BY4 ISIN: US404119BY43

Optional Redemption

Prior to December 15, 2038, the 2039 notes will be redeemable, at our option, at any time in whole or from time to time in part, at a redemption, or “make-whole,” price equal to the greater of:

(i) 100% of the aggregate principal amount of the 2039 notes to be redeemed, and

(ii)  an amount equal to the sum of the present value of (a) the payment on December 15, 2038 of principal of the 2039 notes to be redeemed and (b) the payment of the remaining scheduled payments through December 15, 2038 of interest on the 2039 notes to be redeemed (excluding accrued and unpaid interest to the redemption date and subject to the right of Holders on the relevant record date to receive interest due on the relevant interest payment date) discounted from their scheduled date of payment to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) using a discount rate equal to the Treasury Rate plus 40 basis points plus, in each of (i) and (ii) above, accrued and unpaid interest, if any, to such redemption date.

On and after December 15, 2038, the 2039 notes will be redeemable, at our option, at any time in whole or from time to time in part, at a redemption price equal to 100% of the principal amount of such 2039 notes plus accrued and unpaid interest, if any, to such redemption date.

Terms Applicable to the 2049 notes

Issuer	HCA Inc.

Aggregate Principal Amount	$2,000,000,000

Title of Security	5 1/4% Senior Secured Notes due 2049

Maturity Date	June 15, 2049

Spread to Treasury	270 basis points

Benchmark Treasury	UST 3.000% due February 15, 2049

Benchmark Treasury Price & Yield	107-05+ / 2.649%

Coupon	5 1/4%

Public Offering Price	98.528% plus accrued interest, if any, from June 12, 2019

Yield to Maturity	5.349%

Interest Payment Dates	June 15 and December 15 of each year, beginning on December 15, 2019

Record Dates	June 1 and December 1 of each year

Gross Proceeds	$1,970,560,000

Net Proceeds to Issuer before Expenses	$1,953,060,000

CUSIP/ISIN Numbers	CUSIP: 404119 BZ1 ISIN: US404119BZ18

Optional Redemption

Prior to December 15, 2048, the 2049 notes will be redeemable, at our option, at any time in whole or from time to time in part, at a redemption, or “make-whole,” price equal to the greater of:

(i) 100% of the aggregate principal amount of the 2049 notes to be redeemed, and

(ii)  an amount equal to the sum of the present value of (a) the payment on December 15, 2048 of principal of the 2049 notes to be redeemed and (b) the payment of the remaining scheduled payments through December 15, 2048 of interest on the 2049 notes to be redeemed (excluding accrued and unpaid interest to the redemption date and subject to the right of Holders on the relevant record date to receive interest due on the relevant interest payment date) discounted from their scheduled date of payment to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) using a discount rate equal to the Treasury Rate plus 45 basis points plus, in each of (i) and (ii) above, accrued and unpaid interest, if any, to such redemption date.

On and after December 15, 2048, the 2049 notes will be redeemable, at our option, at any time in whole or from time to time in part, at a redemption price equal to 100% of the principal amount of such 2049 notes plus accrued and unpaid interest, if any, to such redemption date.

Terms Applicable to the 2029 notes, the 2039 notes and the 2049 notes

Change of Control	Upon certain change of control events, each Holder may require the Issuer to repurchase at 101%, plus accrued and unpaid interest, if any.

Trade Date	June 5, 2019

Use of Proceeds

We estimate that our net proceeds from this offering, after deducting underwriting discounts and estimated offering expenses, will be approximately $4,905,110,000.

We intend to use the net proceeds of this offering for general corporate purposes and for the redemption of all $600 million outstanding aggregate principal amount of the Issuer’s 4.25% Senior Secured Notes due 2019, all $3 billion outstanding aggregate principal amount of the Issuer’s 6.50% Senior Secured Notes due 2020 and all $1.35 billion outstanding aggregate principal amount of the Issuer’s 5.875% Senior Secured Notes due 2022.

Denominations	$2,000 and integral multiples of $1,000

Form of Offering	SEC Registered (Registration No. 333-226709)

Joint Book-Running Managers

BofA Securities, Inc.

Citigroup Global Markets Inc.

J.P. Morgan Securities LLC

Barclays Capital Inc.

Deutsche Bank Securities Inc.

Goldman Sachs & Co. LLC

Morgan Stanley & Co. LLC

SMBC Nikko Securities America, Inc.

Wells Fargo Securities, LLC

Co-Managers

Mizuho Securities USA LLC

RBC Capital Markets, LLC

SunTrust Robinson Humphrey, Inc.

Capital One Securities, Inc.

Fifth Third Securities, Inc.

MUFG Securities Americas Inc.

Regions Securities LLC

Scotia Capital (USA) Inc.

Settlement Date

June 12, 2019 (T+5)

We expect that delivery of the notes will be made to investors on or about June 12, 2019, which will be the fifth business day following the date of this pricing term sheet (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the delivery of the notes hereunder will be required, by virtue of the fact that the notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to their date of delivery hereunder should consult their advisors.

The issuer has filed a registration statement (including a prospectus and a related preliminary prospectus supplement) with the United States Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents HCA Healthcare, Inc. has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies of the preliminary prospectus supplement and accompanying prospectus may be obtained from any of BofA Securities, Inc., NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte NC 28255-0001, Attn: Prospectus Department, by telephone: (800) 294-1322 or by emailing: dg.prospectus_requests@baml.com, Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone: (800) 831-9146 or by emailing: prospectus@citi.com or J.P. Morgan Securities LLC, 383 Madison Avenue, New York, NY 10179, Attn: Investment Grade Syndicate Desk or collect at 1-212-834-4533.

This communication should be read in conjunction with the preliminary prospectus supplement and the accompanying prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent inconsistent with the information in such preliminary prospectus supplement and the accompanying prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.